Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Nos. 333-203630,

333-203630-01

PRICING SUPPLEMENT

January 23, 2017

United Continental Holdings, Inc.

$300,000,000 5.00% Senior Notes due 2024

Pricing Supplement dated January 23, 2017 to the Preliminary Prospectus Supplement dated January 23, 2017 of United Continental Holdings, Inc. (the “Preliminary Prospectus Supplement”).

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	United Continental Holdings, Inc. (“UAL”)

Guarantor:	United Airlines, Inc. (“United”)

Aggregate Principal Amount:	$300,000,000

Title of Securities:	5.00% Senior Notes due 2024

Distribution:	SEC registered

Maturity:	February 1, 2024

Coupon:	5.00%

Public Offering Price:	100%

Yield to Maturity:	5.00%

Spread to Benchmark Treasury:	281 basis points

Benchmark Treasury:	2.250% due December 31, 2023

Ratings*:	Ba3/BB-

Underwriting Discounts and Commissions:	$2,250,000

Proceeds, Before Expenses, to UAL:	$297,750,000

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2017

Optional Redemption:	Make-whole call at T+50 bps

Change of Control:	Put at 101% of principal plus accrued interest

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Underwriters:	Principal Amount of Notes

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$150,000,000

J.P. Morgan Securities LLC	$54,000,000

Barclays Capital Inc.	$48,000,000

Deutsche Bank Securities Inc.	$48,000,000

Discount on Sales to Dealers:	0.375%

Discount on Resales by Dealers:	0.250%

Trade Date:	January 23, 2017

Settlement Date:	January 26, 2017 (T+3)

CUSIP:	910047AH2

ISIN:	US910047AH22

Denominations:	$2,000 x $1,000

Changes from Preliminary Prospectus Supplement

The Issuer has decreased the offering size of the Notes from $500.0 million aggregate principal amount to $300.0 million aggregate principal amount. The foregoing change and corresponding modifications will be made to the Final Prospectus Supplement for this transaction.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1?800?294?1322 or by emailing BofA Merrill Lynch at: dg.prospectus_requests@baml.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.